Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

[redacted]

Date: 19 April 2007

Ofi 07023028 'inance
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549, U.S.A.

RE: **Bank Hapoalim B.M. Documents Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 File No. 082-34955**

Ladies and Gentlemen:

On behalf of Bank Hapoalim, a company organized under the laws of the State of Israel (the "Company"), we submit the following information under Rule 12g3-2(b)(1)(iii) with respect to the Company in order to maintain our 12g3-2(b) exemption from the registration requirements of Section 12(g) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Pursuant to Rule 12b3-2(b)(1)(iii) and 12b3-2(b)(4) under the Exchange Act, we are enclosing one copy of each of the documents set forth in Annex A.

All information and documents are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments regarding the foregoing, please contact the Secretary of the Bank, by tel. (+972) 3-5673800 or by fax (+972) 3-5674576. Thank you for your attention to this matter.

Very truly yours,

Bank Hapoalim B.M.

Sharona Tamir, Advocate
Deputy Secretary of the Bank

5/1

Annex A

List of Documents Submitted Herewith to the
Commission Pursuant to Rule 12g3-2(b)(iii)

	Subject	Date	Schedule
1.	*Immediate Report*	*17/04/07*	*1*
2.	*Holding(s) in Company*	*19/04/07*	*2*
3.	*Holding(s) in Company*	*19/04/07*	*3*
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082-34955

bank hapoalim

Schedule 1

Head Office
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Date: April 17, 2007
Reference: 802/07

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

In accordance with the Securities (Periodic and Immediate Reports) Regulations, 5730 – 1970, Bank Hapoalim B.M. (hereinafter: "the Bank") hereby advises that in the course of the week commencing on 9th April, 2007 the branch of the Bank in New York was served by Arab Bank plc. (hereinafter: "Arab Bank") with five third party complaints against the Bank, as well as against Israel Discount Bank Ltd., Israel Discount Bank of New York, Mercantile Discount Bank Ltd. and 20 other parties whose names it did not specify (hereinafter: the "Third Party Complaints").

These Third Party Complaints were filed by Arab Bank in connection with part of a series of claims filed against it in the course of the years 2005 and 2006 (hereinafter jointly referred to as "the Original Claim"), by more than two thousand plaintiffs, for payment of compensation following the alleged involvement of Arab Bank in activities in connection with the financing of terror, aiding and abetting acts of genocide, aiding and abetting the perpetration of crimes against humanity, and other. The Original Claim is based on causes of action under U.S. law, and Arab Bank is now attempting, by means of the Third Party Complaints, to shift the responsibility on to third parties, including the Bank.

The Third Party Complaints do not specify any amount the liability for the payment of which Arab Bank is attempting to attribute to the Bank, or to any of the other third parties, and does not indicate how the alleged liability should be apportioned between the Bank and such third parties. Yet Arab Bank contends that in as much as it may be found liable under the Original Claim, which also does not specify amounts, and seeks for determining the amount of compensation according to U.S. law, then the Bank and the other parties are obliged to assume such liability in full.

The allegations contained in the Third Party Complaints are formulated in general terms, focus on the fact that the third parties are Israeli banks, and do not provide any support for linking the Bank to the actions which are the subject of the Original Claim. Moreover, Arab Bank makes no specific reference to the actions regarding which allegations were made against it in the Original Claim, except for a general denial thereof, and placing the responsibility on the Bank, on the other Israeli banks and on the additional parties whose names it did not specify, as aforesaid, as third parties in the Third Party Complaints.
At this stage, Arab Bank has chosen to file third party complaints only against Israeli banks, notwithstanding its allegations that international banks were also involved in part of the actions alleged in the Complaints.

Prior to lodging the Third Party Complaints against the Bank, Arab Bank served a subpoena against the Bank, for the discovery and production of documents, in accordance with the U.S. rules of procedure, for the purpose of defending itself against the Original Claim. This proceeding is still pending.

Yours faithfully,
Bank Hapoalim B.M.

(-)	(-)
Yoram Weissbrem	**Dr. Moriah Hoftman-Doron, Adv.**
Secretary of the Bank	Deputy Chief Legal Adviser

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 19/04/2007
Reference: 2007-01-367415

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Regarding Changes in the Holdings of Interested Parties

Regulation 33 (a) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

1
Name of the Corporation/Surname and First Name of the Holder: *Arison Holdings (1998) Ltd.*
Category of Identity Number: *Number of the Registrar of Companies in Israel*
Identity Number of the Holder: *512705153*
Is a nostro account of a banking corporation or an insurer concerned: *No*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration:
Stock Exchange Security Number: *662577*
Name and Category of Security: *Bank Hapoalim Ordinary Share*
Nature of the Change: *Increase - following purchase outside the Stock Exchange*
Date of Change: *April 18, 2007*
Transaction Price: *2140.06* Currency: *Agoroth*
Are they inactive shares or securities convertible into inactive shares: *No*
Balance (in quantity of securities) in Last Report: *247,427,720*
Change in Quantity of Securities: *8,000,000*
Explanation: If a decrease in the quantity is reported, a negative value should be stated, i.e. by the sign "-".
Present Balance (in quantity of securities): *255,427,720*
Extent of Holding after the Change: In the capital: *20.26%* In voting power: *20.26%*
Extent of Holding after the Change (fully diluted): In the capital: *20.01%* In voting power: *20.01%*
Clarification No.1.

Note: If an increase of value is signified following a forced purchase of lent securities or a decrease of value following a forced sale of lent securities then the lent Securities which were not returned to the lender thereby transform the act of taking on loan into a forced purchase and the act of lending into a forced sale.

No.	Clarification
1	The full consideration paid by the purchaser for the shares is NIS 171,204,800

1. If no consideration was paid on the date of change, please specify the date on which payment was completed.

   ____

2. If the change is by way of signing the deed of lending, please supply details of the manner in which the lending came to an end.

   ____

Explanation: The extent of securities held should be stated taking into consideration all of the securities held by the interested party.

3. The date and time when the corporation first learned of the occurrence or the subject matter: *April 19, 2007 at 08:30 a.m.*

Bank Hapoalim B.M.

Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 19/04/2007
Reference: 2007-01-367412

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties

Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding % of capital	Extent of Holding % of voting	Extent of Holding (fully diluted) % of capital	Extent of Holding (fully diluted) % of voting
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	255,427,720	20.26	20.26	20.01	20.01
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	75,764,441	6.01	6.01	5.93	5.93
3	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
4	Joseph Dauber	BNHP Ordinary Shares	16,530	0.00	0.00	0.00	0.00
5	Management clients of AllianceBernstein, AXA IM, and their respective affiliates	BNHP Ordinary Shares	102,128,624	8.10	8.10	8.00	8.00

Explanations:

1. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
2. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*
3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*
4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration:

Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *247,427,720*
Change in Quantity of Securities: *8,000,000*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Salt Industries Ltd.*
No. of Holder: *2*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520037573*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *75,764,441*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Zvi Ziv.*
No. of Holder: *3*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *17,088*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Joseph Dauber.*
No. of Holder: *4*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*

Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *16,530*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Management clients of AllianceBernstein, AXA IM, and their respective affiliates*
No. of Holder: *5*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Other Identification number*
Identity Number: *13-4064930*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *102,128,624*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:
Out of the total balance 75,593,089 holdings with voting rights

Together: AllianceBernstein L.P., AXA Investment Managers, AXA Rosenberg Investment Management LLC, AXA China Region Insurance Company (Bermuda) Ltd.

END